

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

November 17, 2016

<u>Via E-mail</u>
Adrian Liddel
Chairman of the Board, Chief Financial Officer and Director
Vycor Medical, Inc.
6401 Congress Avenue, Suite 140
Boca Raton, FL 33487

> **Re:** **Vycor Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-34932**

Dear Mr. Liddel:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery